September 18, 2008

VIA EDGAR AND FACSIMILE

Ms. Peggy Fisher, Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mechanical Technology, Incorporated
Registration Statement on Form S-1
File No. 333-149920

Dear Ms. Fisher:

On behalf of Mechanical Technology, Incorporated (the “Company”), this letter is filed pursuant to Rule 477 under the Securities Act of 1933, as amended, with respect to the Registration Statement on Form S-1, SEC File No. 333-14990, which was filed on March 27, 2008, as amended (the “Registration Statement”).

In light of current market conditions, the Company has determined not to proceed with the public offering contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby withdraws the Registration Statement.

Very truly yours,
MECHANICAL TECHNOLOGY, INCORPORATED
By:	/S/ CYNTHIA A. SCHEUER
Name:	Cynthia A. Scheuer
Title:	Vice President, Chief Financial Officer and Secretary

cc:	Peng K. Lim (Mechanical Technology, Incorporated)

Brett Cooper, Esq. (Orrick, Herrington & Sutcliffe LLP)

Robert S. Kant, Esq. (Greenberg Traurig, LLP)

Scott K. Weiss, Esq. (Greenberg Traurig, LLP)